<u>EXHIBIT A</u>

<u>Agreement of Joint Filing</u>

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Sight Sciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: March 13, 2025


/s/ Staffan Encrantz
Staffan Encrantz


Allegro Investment Fund, L.P.

By: /s/ Staffan Encrantz
        Staffan Encrantz, President of Allegro
        Investment Inc., Investment Manager of
        Allegro Investment Fund, L.P.

Allegro Investment Inc.

By: /s/ Staffan Encrantz
        Staffan Encrantz, President